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TSX NYSE	CCO CCJ	www.cameco.com

2121 — 11th Street West, Saskatoon, Saskatchewan, S7M 1J3  Canada
Tel: (306) 956-6200 Fax: (306) 956-6201

Cameco Provides Update on Water Inflow at McArthur River Mine

Saskatoon, Saskatchewan, Canada, April 14, 2003

Cameco Corporation reported today the volume of water being pumped from the McArthur River mine slightly exceeds the total inflow. The situation continues to be serious and fluctuates frequently as mine personnel closely monitor water levels as well as pumping and water treatment equipment. The critical area of the mine remains unaffected but water is being stored close to this area and there is only minimal storage left in the mine.

Mine personnel have improved the method of measuring water inflow and determined that the flow rate is higher than previously estimated. However, they have successfully added more pumping capacity. Water treatment capacity, on the surface, has also been substantially increased and is currently capable of matching the pumping capacity.

Most of the pumping capacity is located on the 530-metre level below surface. The critical area of the mine, located 640 metres below the surface, contains the ore processing equipment and large pumps that will be lost if total mine pumping capacity does not keep up with the water inflow. Based on the current inflow rates, if the mine cannot pump water from the 640-metre level, Cameco expects to have about two weeks to install additional pumping capacity before the pumps on the 530-metre level are impacted. Mine personnel continue to focus on increasing pumping and water treatment capacity.

There has been slow progress constructing the concrete barrier located in the development tunnel just above the 530-metre level. Based on current plans and information, it will likely still take about two weeks before the concrete barrier can begin to control the water inflow and another two to three months to permanently seal off the area.

The additional water inflow in a development area of the McArthur River mine began on April 6, 2003. Production has been temporarily suspended since that time.

Although events are still unfolding, Cameco now anticipates production restart will be delayed four to six months based on current conditions. Annual mine and mill production will be well below the full capacity of 18.7 million pounds of uranium. Given the company’s inventory position and other supply sources, a production shortfall of this magnitude is not expected to impact deliveries under 2003 sales contracts.

While the full impact of this situation is still being evaluated, preliminary estimates indicate that 2003 net earnings will decline by about $4 to $5 million for every month that McArthur River is unable to produce. This reduction in estimated net earnings is based on the following assumptions:

•	costs associated with the efforts to bring the mine back into production will be expensed as incurred,

•	McArthur River production will be replaced by drawing down higher-cost inventory,

•	annual forecast sales and delivery volumes remain unchanged,

•	and the uranium spot price does not change.

The net earnings projection does not include any provision for potential writedown of assets. At this time, it is not expected that a writedown of a material amount would be necessary. However, the company will continue to assess the carrying values of its assets as new information becomes available.

Operating cash flow in 2003 is expected to be relatively unaffected unless Cameco decides to increase product purchases.

Cameco will continue to provide updates as significant developments occur.

The McArthur River mine is located in northern Saskatchewan about 620 kilometres north from Saskatoon by air.

Investor & Media Conference Call
 We invite you to join us in a conference call at 9:30 a.m. Eastern time (7:30 a.m. Saskatoon time) today, April 14, 2003, to discuss this news release. The call will be open to all members of the investment community. Members of the media will be invited to ask questions at the end of the call. In order to join the conference call, please dial (416) 695-9753 or (888) 789-0089 (Canada and US). An operator will put your call through. Please pass this invitation to colleagues in your organization who have an interest in Cameco.

A recorded version of the proceedings will be available:

•	on our web site, www.cameco.com, shortly after the call, and

•	on post view until midnight on Monday, April 28 by calling (416) 252-1143 or (866) 518-1010 (no code required)

Cameco, with its head office in Saskatoon, Saskatchewan, is the world’s largest uranium supplier. The company’s uranium products are used to generate electricity in nuclear energy plants around the world, providing one of the cleanest sources of energy available today. Cameco’s shares trade on the Toronto and New York stock exchanges.

CAUTION REGARDING FORWARD-LOOKING INFORMATION
 Statements contained in this news release which are not historical facts are forward-looking statements that involve risks, uncertainties and other factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause such differences, without limiting the generality of the following, include: volatility and sensitivity to market prices for uranium, electricity in Ontario and gold; the impact of the sales volume of uranium, conversion services, electricity generated and gold; competition; the impact of change in foreign currency exchange rates and interest rates; imprecision in reserve estimates; environmental and safety risks including increased regulatory burdens; unexpected geological or hydrological conditions; political risks arising from operating in certain developing countries; a possible deterioration in political support for nuclear energy; changes in government regulations and policies, including trade laws and policies; demand for nuclear power; replacement of production and failure to obtain necessary permits and approvals from government authorities; legislative and regulatory initiatives regarding deregulation, regulation or restructuring of the electric utility industry in Ontario; Ontario electricity rate regulations; weather and other natural phenomena; ability to maintain and further improve positive labour relations; operating performance of the facilities; success of planned development projects; and other development and operating risks.

Although Cameco believes that the assumptions inherit in the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this report. Cameco disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

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Media & investor inquiries:	Alice Wong (306) 956-6337
Investor inquiries:	Bob Lillie (306) 956-6639
Media inquiries:	Lyle Krahn (306) 956-6316